OMV Investor News

June 25, 2007
8.00am (CET), 7.00am (BST)

OMV holds now 18.6% of MOL

- **OMV acquires 8.6% of the issued share capital of the Hungarian oil and gas group MOL**
- **The transaction further cements OMV's strategic investment in MOL**

OMV Aktiengesellschaft, the leading Central European oil and gas group, has purchased several blocks of MOL shares, which, as understood have also been offered to other potential investors. The average price per share was close to the traded market price, implying a total of some EUR 1 bn. Currently OMV holds now 18.6% of the issued MOL shares.

OMV seeks to strengthen its strategic participation in MOL through this operation. The company is convinced by the long-term benefits of a closer cooperation, which will allow two European companies to considerably increase the security of supply, a significant benefit for Europe. Furthermore the complementary strengths of both companies in Central Europe could be capitalized.

Central Europe represents the core market for both OMV and MOL and the two companies complement each other by focusing on different regions within this core market. An alliance between OMV and MOL would have the scale and scope to compete effectively with the larger oil and gas companies in the world.

Positioning OMV in view of the upcoming wave of consolidation

By increasing its stake in MOL to 18.6 %, OMV is positioning itself in view of the upcoming wave of consolidation. A further consolidation will take place sooner or later in the industry. The benefits of an alliance between OMV and MOL have been highlighted by analysts and investors several times in the past and a combination between the two companies has been considered by the management of OMV and MOL many times. OMV regards the upcoming wave of consolidation as an opportunity for both companies to combine their strengths. Therefore it would make sense to start structured discussions with the MOL management. OMV thus invites MOL to an open and constructive dialogue. OMV in any case is prepared and ready to do so.

Advantages of a Central European alliance

Wolfgang Ruttenstorfer: "It is our responsibility to evaluate all options to secure long-term energy supply for Central Europe in an increasingly competitive environment. This has always been an important element of our strategy." In addition Ruttenstorfer stated that the purchase of an additional stake in MOL strengthens OMV's position and constitutes an attractive stepping stone to longer term co-operation between the two companies.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on six continents. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 18.6% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June 2007** on August 16, 2007

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